UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-09305

_________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
STIFEL FINANCIAL CORP.

One Financial Plaza

501 North Broadway

St. Louis, MO 63102

Stifel, Nicolaus Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedules
Years ended December 31, 2011 and 2010

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-10
Supplemental Schedules: *
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions	12
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13
Schedule H, Line 4j - Schedule of Reportable Transactions	14
Exhibit 23.1

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Administrative Committee
Stifel, Nicolaus Profit Sharing 401(k) Plan
St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ BKD, LLP

St. Louis, Missouri
June 26, 2012

Federal Employer Identification Number: 44-0160260

Stifel, Nicolaus Profit Sharing 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	December 31,
	2011	2010

Investments, at fair value	$324,201,942	$284,621,166
Receivables:
Notes receivable from participants	6,526,873	5,462,378
Employer contributions	3,798,176	3,500,363
Participant contributions	347,294	337,472
Total receivables	10,672,343	9,300,213
Net assets available for benefits	$334,874,285	$293,921,379

See accompanying Notes to Financial Statements.

Stifel, Nicolaus Profit Sharing 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2011 and 2010

	Year Ended December 31,
	2011	2010

Additions
Interest and dividends	$3,465,079	$2,641,897
Net (depreciation)/appreciation in fair value of investments	(20,579,836)	26,736,531
Net investment (loss)/income	(17,114,757)	29,378,428

Interest income from participant loans	267,507	282,378
Contributions:
Participants	36,856,506	33,547,277
Rollovers	7,375,836	5,224,054
Employer	3,600,148	3,418,223
Total contributions	47,832,490	42,189,554
Transferred from acquired company plan	26,281,835	-
Total additions	57,267,075	71,850,360
Deductions
Benefits paid to participants	16,282,634	12,101,466
Administrative expenses	31,535	26,095
Total deductions	16,314,169	12,127,561

Net increase	40,952,906	59,722,799
Net assets available for benefits at beginning of year	293,921,379	234,198,580
Net assets available for benefits at end of year	$334,874,285	$293,921,379

See accompanying Notes to Financial Statements.

Stifel, Nicolaus Profit Sharing 401(k) Plan
Notes to Financial Statements
December 31, 2011 and 2010

NOTE 1 - Description of the Plan

The following description of the Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Stifel, Nicolaus & Company, Incorporated and affiliates (the "Company") for the benefit of its employees who meet the eligibility provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Administrative Committee, whose members are appointed by the Company's Board of Directors. Prudential Retirement Insurance and Annuity Company ("Prudential" or the "Trustee") is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.

Contributions

Each year, participants may contribute up to 100% of their eligible compensation as defined by the Plan document, up to an annual maximum of $16,500 for 2011. In addition, participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions through payroll deductions up to an annual maximum of $5,500 in 2011.  For the years ended December 31, 2011 and 2010, the Company's Board of Directors elected to match 50% of the first $2,000 contributed by each participant. The Company's contribution to the participant's individual account is credited at the end of the year.  This is reflected in the employer contribution receivable in the statements of net assets available for benefits as of December 31, 2011 and 2010.  The Company has the right, under the Plan, to discontinue or modify its matching contributions at any time.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year on the basis of participants' compensation. There were no discretionary contributions in 2011 or 2010.

On July 1, 2010, Stifel Financial Corp. (the "Parent") completed its acquisition of Thomas Weisel Partners Group, Inc.  On January 3, 2011, the assets of the Thomas Weisel Partners LLC 401(k) Plan, both cash and in-kind, were merged into the Plan. The transfer included $21,535,303 and $4,746,532 of cash and in-kind assets, respectively and are included in Transferred from acquired company plan within the statement of changes in net assets available for benefits.

Participant Investment Account Options

Participants direct the investment of their contributions and the Company's matching contributions into various investment account options offered by the Plan. The Plan currently offers investments in common stock of the Parent, various pooled separate accounts, mutual funds, a guaranteed account, and a self-directed brokerage accounts. Each participant has the option of directing their contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant's account is credited with the participant's and the Company's contributions and allocations of plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. All amounts in participant accounts are participant directed.

Vesting

All elective contributions made by participants and earnings on those contributions are 100% vested at all times. Vesting in the Company's contributions plus earnings thereon is based on years of service. A participant is fully vested after three years of service. Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with the Company. Under provisions of the Plan, forfeited balances of terminated participants' nonvested accounts may be used at the Company's discretion to reduce its matching contribution obligations and then, to the extent any forfeitures remain, reallocated to participants' accounts.

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the vested value of their account, net of any outstanding loan balance. Upon death, a participant's account is paid in a lump sum to the designated beneficiary.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Generally, loan terms may not exceed five years unless the loan is used to purchase a participant's principal residence, in which case repayment terms may not exceed ten years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing lending rates determined by the Administrative Committee. Principal and interest is paid ratably through payroll deductions.

Participant loans are classified as notes receivable from participants in the statements of net assets available for benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right, under provisions of the Plan, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States may require management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Pooled separate accounts are valued at estimated fair value as provided by the Trustee. The mutual funds, common stock and self-directed brokerage accounts are stated at fair value based upon quoted market prices. The Prudential Guaranteed Income Account is valued at contract value which equals fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Plan offers a fully-benefit responsive investment contract with Prudential as an investment option to Plan participants. Prudential maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Prudential. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually. There is no market value adjustment upon discontinuance of a contract and no specific securities in the general account that back the liabilities of these contracts. The fair value for these contracts is equal to the contract value because there are no known cash flows that could be discounted.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The stated rate of return of the contract was 2.85% and 3.05% for the years ended December 31, 2011 and 2010, respectively.

Income Tax Status

The Plan has not obtained or requested a determination letter from the Internal Revenue Service. However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Stock Dividend

On April 5, 2011, the Parent effected a three-for-two stock split to shareholders of record as of March 22, 2011. All share information has been retroactively adjusted to reflect the stock split.

Risks and Uncertainties

The Plan provides for various investment options in common stock, registered investment companies (mutual funds), and short-term investments. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Recently Adopted Accounting Guidance

Fair Value of Financial Instruments

In January 2010, the Financial Accounting Standards Board ("FASB") issued Update No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures About Fair Value Measurements," which amends the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires a rollforward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance for the disclosure on the rollforward activities for Level 3 fair value measurements became effective for us with the reporting period beginning January 1, 2011. Other than requiring additional disclosures, the adoption of this new guidance did not have a material impact on the Plan's financial statements. See Note 3 - Fair Value of Measurements.

Recently Issued Accounting Guidance

Fair Value of Financial Instruments

In May 2011, the FASB issued Update No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)-Fair Value Measurement," to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011 (January 1, 2012 for the Plan). Management is currently evaluating the impact of the new guidance on the Plan's financial statements.

NOTE 3 - Fair Value Measurements

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with the Topic 820, "Fair Value Measurement and Disclosures," which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 - Observable inputs based on quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Valuation Techniques

The following is a description of the valuation techniques used to measure fair value on a recurring basis.

The Plan's valuation methodology used to measure the fair values of the mutual funds, Stifel Financial Corp. common stock and self directed brokerage accounts were derived from quoted market prices. These investments are reported as Level 1.

Pooled Separate Accounts

Fair value represents the net asset value ("NAV") of the fund shares, which is calculated based on the valuation of the funds' underlying investments at fair value at the end of the year. The investments are public investment vehicles, which are valued using the NAV provided by the Trustee, acting as the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, excluding transaction costs, minus its liabilities, and then divided by the number of shares outstanding. The pooled separate accounts are reported as Level 2.

Guaranteed Income Fund

The Plan offers a fully-benefit responsive investment contract with Prudential as an investment option to Plan participants. Prudential maintains the contributions in a general account. The investment in the guaranteed income fund is reported at contract value. Contract value represents contributions made by participants, plus interest at a specified rate determined semiannually. There is no market value adjustment upon discontinuance of a contract and no specific securities in the general account that back the liabilities of these contracts. The fair value for these contracts is equal to the contract value because there are no known cash flows that could be discounted. The inputs used to estimate the fair value of the guaranteed income fund were derived from unobservable market data; therefore, the investment is reported as Level 3.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011 and 2010:

	December 31, 2011
	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced	$58,075,127	$58,075,127	$-	$-
Growth	38,495,808	38,495,808	-	-
International	14,539,311	14,539,311	-	-
Fixed income	7,262,827	7,262,827	-	-
Value	4,482,039	4,482,039	-	-
	122,855,112	122,855,112	-	-
Pooled separate accounts:
Growth	36,595,296	-	36,595,296	-
Value	26,430,364	-	26,430,364	-
International	9,542,414	-	9,542,414	-
Fixed income	11,691,626	-	11,691,626	-
Balanced	11,484,791	-	11,484,791	-
	95,744,491	-	95,744,491	-

Guaranteed Income Account	56,347,272	-	-	56,347,272
Stifel Financial Corp. Common stock	34,431,972	34,431,972	-	-
Self-directed brokerage accounts	14,823,095	14,823,095	-	-
	$324,201,942	$172,110,179	$95,744,491	$56,347,272

	December 31, 2010
	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced	$47,852,628	$47,852,628	$-	$-
Growth	36,476,595	36,476,595	-	-
International	15,334,218	15,334,218	-	-
Fixed income	5,715,166	5,715,166	-	-
Value	4,023,715	4,023,715	-	-
	109,402,322	109,402,322	-	-
Pooled separate accounts:
Growth	28,969,169	-	28,969,169	-
Value	23,079,432	-	23,079,432	-
International	9,686,569	-	9,686,569	-
Fixed income	8,254,032	-	8,254,032	-
Balanced	7,935,359	-	7,935,359	-
	77,924,561	-	77,924,561	-

Guaranteed Income Account	44,846,300	-	-	44,846,300
Stifel Financial Corp. Common stock	38,649,744	38,649,744	-	-
Self-directed brokerage accounts	13,798,239	13,798,239	-	-
	$284,621,166	$161,850,305	$77,924,561	$44,846,300

The following table summarizes the changes in fair value carrying values of the Plan's Level 3 financial instruments during the years ended December 31, 2011 and 2010:
Guaranteed Income Fund
Balance at December 31, 2009	$38,523,415
Interest income	1,321,159
Purchases	8,346,864
Sales	(3,345,138)
Balance at December 31, 2010	44,846,300
Interest income	1,526,069
Purchases	15,773,684
Sales	(5,798,781)
Balance at December 31, 2011	$56,347,272

NOTE 4 - Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2011 and 2010 were:
	December 31,
	2011	2010

Prudential Guaranteed Income Account	$56,347,272	$44,846,300
Stifel Financial Corp. common stock	34,431,972	38,649,744
Fidelity Contrafund	18,953,371	16,798,827
TimesSquare Small Cap Growth	17,291,758	**
American Euro Pac Growth - R6	17,165,156	**

** Investment is less than 5% of net assets available for benefits.

For the years ended December 31, 2011 and 2010, the Plan's investments including investments purchased and sold, as well as held during the year, (depreciated)/appreciated in fair value as follows:
	December 31,
	2011	2010

Stifel Financial Corp. common stock	$(8,879,822)	$2,106,896
Mutual funds	(8,493,933)	12,513,532
Pooled separate accounts	(1,673,976)	11,042,302
Self-directed brokerage accounts	(1,532,105)	1,073,801
	$(20,579,836)	$26,736,531

NOTE 5 - Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and a person who owns 50% or more of such an employer or relatives of such persons.

As noted in Note 1 above, Prudential Retirement Insurance and Annuity Company is a fiduciary of the Plan and also serves as the record keeper to maintain the individual accounts of each participant.

Active participants can purchase the common stock of the Parent from their existing account balances. At December 31, 2011 and 2010, participants held 1,074,321 and 934,471 shares, respectively.

The Plan invests in certain funds of the Trustee. The Plan paid $31,535 and $26,095 of record keeping fees to the Trustee during 2011 and 2010, respectively. The Company provides certain administrative services at no cost to the Plan and pays certain accounting and auditing fees related to the Plan.

NOTE 6 - Subsequent Events

We evaluate subsequent events that have occurred after the net assets available for benefits date but before the financial statements are issued. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the Plan's financial statements.

Supplemental Schedules

Stifel, Nicolaus Profit Sharing 401(k) Plan
EIN: 43-0538770
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2011

Participant Contributions Transferred Late to the Plan		Total that Constitutes Nonexempt Prohibited Transactions
$21,607	(1)	$21,607	(1)

(1) Amounts represent the aggregate delinquent participant contributions during 2011. The Company remitted delinquent contributions and related earnings to the Plan during 2011 and 2012, but elected not to do so through the Voluntary Fiduciary Correction Program given the immaterial amount.

Stifel, Nicolaus Profit Sharing 401(k) Plan
EIN: 43-0538770
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2011
(a)	Identity of Issue, Borrower, Lessor, or Similar Party (b)	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (c)	Current Value (e)
	Pooled separate accounts:
*	Artisan International Growth	331,828 shares	$4,527,729
*	Artisan Mid Cap Growth	525,082 shares	8,591,974
*	Dryden S&P 500(R) Index Fund	134,728 shares	11,484,791
*	GSAM High Grade Bond	564,364 shares	11,691,626
*	LSV Asset Management International Value	540,881 shares	5,014,685
*	Mellon Capital Small Cap Value	335,353 shares	7,698,786
*	TimesSquare Small Cap Growth	510,081 shares	17,291,758
*	Wellington Large Cap Growth	1,342,625 shares	10,711,564
*	Wellington Large Cap Value	1,054,379 shares	14,118,822
*	Wellington Mid Cap Value	215,685 shares	4,612,756

*	Prudential Guaranteed Income Fund	2.85%	56,347,272

*	Stifel Financial Corp. common stock	1,074,321 shares	34,431,972

	Mutual funds:
	Alger Mid Cap Growth Institutional	216,072 shares	2,830,549
	American Bond Fund	578,711 shares	7,262,827
	American Euro Pac Growth - R6	488,618 shares	17,165,156
	American Investment Company of America	547,493 shares	14,826,106
	Davis NY Venture A	217,662 shares	7,143,666
	Fidelity Contrafund	280,957 shares	18,953,371
	Growth Fund of America - R6	581,890 shares	16,711,888
	Lord Abbett Mid Cap Value A	286,209 shares	4,482,039
	Lord Abbett Small Cap Value I	217,446 shares	6,912,598
	Oakmark Equity & Income Fund I	444,643 shares	12,027,601
	Oppenheimer Developing Markets	318,475 shares	9,226,210
	Oppenheimer Global Fund A	98,227 shares	5,313,101

	Self-directed brokerage accounts	14,823,095 shares	14,823,095
			324,201,942
*	Participant loans	Interest at 4.25-9.25%, maturing through 2020	6,526,873
			$330,728,815
*	Represents a party-in-interest to the Plan.
	Column (d), cost, has been omitted, as all investments are participant directed.

Stifel, Nicolaus Profit Sharing 401(k) Plan
EIN: 43-0538770
Schedule H, Line 4(j) - Schedule of Reportable Transactions

Year Ended December 31, 2011

Identity of Party Involved (a)	Description of Asset (b)	Purchase Price (c)	Selling Price (d)	Cost of Asset (g)	Current Value on Transaction Date (h)	Net Gain/(loss) (i)
Category (II) - Series of Non-Securities Transactions in Excess of 5% of Plan Assets.
Prudential Investments *	Guaranteed Income Fund	$25,264,923	$-	$25,264,923	$25,264,923	$-
Prudential Investments *	Guaranteed Income Fund	-	13,763,952	13,763,952	13,763,952	-

Category (III) - Series of Securities Transactions in Excess of 5% of Plan Assets.
Stifel Financial Corp. *	Common stock	12,182,529	-	12,182,529	12,182,529	-
Stifel Financial Corp. *	Common stock	-	7,520,478	5,404,147	7,520,478	2,116,331
Prudential Investments *	American Bond Fund	15,129,617	-	15,129,617	15,129,617	-
Prudential Investments *	American Bond Fund	-	520,320	526,187	520,320	(5,867)
Prudential Investments *	American Euro Pac Growth R6	18,978,425	-	18,978,425	18,978,425	-
Prudential Investments *	American Euro Pac Growth R6	-	476,776	518,312	476,776	(41,536)
Prudential Investments *	American Fund Growth	17,540,189	-	17,540,189	17,540,189	-
Prudential Investments *	American Fund Growth	-	498,976	507,954	498,976	(8,978)
Prudential Investments *	Growth Fund of America	1,860,967	-	1,860,967	1,860,967	-
Prudential Investments *	Growth Fund of America	-	18,032,811	17,073,943	18,032,811	958,868
Prudential Investments *	American Euro Pac Growth R6	6,079,351	-	6,079,351	6,079,351	-
Prudential Investments *	American Euro Pac Growth R6	-	15,856,792	16,131,721	15,856,792	(274,929)
Prudential Investments *	American Investment Company of America	2,086,314	-	2,086,314	2,086,314	-
Prudential Investments *	American Investment Company of America	-	15,448,611	15,469,404	15,448,611	(20,793)

* Represents a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Stifel, Nicolaus Profit Sharing Plan 401(k) Administrative Committee has duly caused this annual report to be signed on their behalf by the undersigned, hereunto duly authorized.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

By:	/s/ James M. Zemlyak
James M. Zemlyak Senior Vice President and Chief Financial Officer / Review Committee

Date: June 26, 2012

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Accounting Firm.